

CORRECTED
December 22, 2011

<u>Via E-mail</u>
David J. DeBrunner
Vice President, Chief Accounting Officer,
and Corporate Controller
Ally Financial Inc.
200 Renaissance Center
P.O. Box 200
Detroit, MI 48265-2000

> **Re: Ally Financial Inc.**
> **Amendment No. 5 to the Registration Statement on Form S-1**
> **Filed December 2, 2011**
> **File No. 333-173198**

Dear Mr. DeBrunner:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. To the extent any comments are applicable to disclosure in any future filings made under the Exchange Act of 1934, please make conforming changes to that disclosure.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Form S-1/A filed December 2, 2011</u>

<u>Mortgage, page 4</u>

1. We note that you will be reducing the focus on the correspondent mortgage lending channel, which you disclose currently represents approximately 84% of the year-to-date mortgage originations of your mortgage operations. Please revise to disclose whether you expect this change in business strategy to have any material effect on your business operations.

Risk Factors

Legal Proceedings, page 213

2. We note that a lawsuit has been filed against GMAC Mortgage on behalf of the State of Massachusetts. Please revise to briefly describe this pending legal proceeding. Refer to Item 103 of Regulation S-K.

3. We note that Massachusetts Attorney General, Martha Coakley, has asked the U.S. Senate Committee on Banking, Housing and Urban Affairs and the U.S. House Committee on Financial Services to investigate "serious misconduct" by Ally Financial Inc. We also note that Congressman Barney Frank has requested a Congressional hearing on similar matters. To the extent there are material developments relating to these possible Congressional hearings, please revise the document to disclose any material information relating to these hearings.

Notes to Condensed Consolidated Financial Statements

Note 24 - Contingencies and Other Risks

Mortgage Foreclosure Matters, page F-86

4. We note your response to prior comment 5 from our letter dated September 7, 2011, as well as your updated interim disclosures. Your disclosure states that, while a monetary fine is probable and could have a material adverse impact on your results of operations, financial position or cash flows, you are not able to provide an estimate or range of reasonably possible losses related to such matters.

- Tell us how you considered the guidance in ASC 450-20-25-5 when considering the timing of recording an accrual and your estimate of a possible range of loss related to these matters. Pursuant to the guidance in ASC 450-20-50-1, disclosure of the nature of the accrual, and in some circumstances the amount accrued, would need to be disclosed if it were necessary for the financial statements not to be misleading.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact David Irving, Staff Accountant, at (202) 551-3321 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc: Richard J. Sandler, Esq.
        Richard A. Drucker, Esq.
            Davis Polk & Wardwell LLP